Exhibit 5.25

Consent of Jack Lawson

Reference is made to the Registration Statement on Form F-10, and any amendments or supplements thereto, and the documents incorporated by reference therein (the “Registration Statement”) of Orla Mining Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I, Jack Lawson, consent to the use of and reference to my name, and the inclusion and incorporation by reference in the Registration Statement, including any amendments or supplements thereto, of the information prepared by me, that I supervised the preparation of, or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

/s/ Jack Lawson
Jack Lawson, P. Eng.
Engineering Superintendent, Musselwhite Mine Orla Mining Ltd.
Dated: September 15, 2025